SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 30, 2004

ING Groep N.V.

Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F [X]                      FORM 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [  ]                      NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CONSOLIDATED RESULTS OF OPERATIONS
CONSOLIDATED ASSETS AND LIABILITIES
INSURANCE OPERATIONS
BANKING OPERATIONS
INVESTMENT PORTFOLIO IMPAIRMENTS AND UNREALIZED LOSSES
CONSOLIDATED BALANCE SHEET
CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
DIFFERENCES BETWEEN DUTCH AND U.S. ACCOUNTING PRINCIPLES
SIGNATURE

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

PRESENTATION OF INFORMATION

In this Report on Form 6-K (“Form 6-K”), “ING Groep N.V.” refers to the ING holding company incorporated under the laws of the Netherlands, and references to “ING”, “ING Group”, the “Company” and the “Group” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subholdings are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.

Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to United States dollars and references to “EUR” are to euros.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,

•	Changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	Changes in performance of financial markets, including emerging markets,

•	The frequency and severity of insured loss events,

•	Changes affecting mortality and morbidity levels and trends,

•	Changes affecting persistency levels,

•	Changes affecting interest rate levels,

•	Changes affecting currency exchange rates, including the euro - U.S. dollar exchange rate,

•	Increasing levels of competition in the Netherlands and emerging markets,

•	Changes in laws and regulations, including monetary convergence and the Economic and Monetary Union,

•	Regulatory changes relating to banking or insurance industries,

•	Changes in the policies of central banks and/or foreign governments, and

•	General competitive factors, in each case on a global, regional and/or national basis.

ING assumes no obligation to update any forward-looking information contained in this release.

RECENT DEVELOPMENTS

The net profit presented in accordance with Dutch GAAP for the six months ended June 30, 2004, as announced on August 5, 2004, has been reduced by EUR 164 million to reflect the impact of the study of the mortality experience of ING’s individual reinsurance business in the United States confirmed after finalization of the Dutch GAAP six months 2004 interim financial statements. For purposes of this Form 6-K, ING has recognized this charge in the second quarter of 2004, rather than the third quarter as previously announced. Net profit for the six months ended June 30, 2004 as orginally reported was EUR 2,843 million. The net profit including the effect of the event after balance sheet date is EUR 2,679 million, discussed below in more detail.

ING Group announced it has decided to exit the individual life reinsurance business in the United States as part of its ongoing strategy to focus on core businesses. As a result, ING has signed a co-insurance agreement with Scottish Re. The transaction with Scottish Re is structured such that Scottish Re will reinsure the individual life reinsurance business of ING Re, ING’s individual life reinsurance company based in Denver, Colorado and Fort Wayne, Indiana. ING will transfer all assets and reinsure the liabilities of the business through Scottish Re. ING will also pay Scottish Re a ceding commission of EUR 450 million (USD 560 million). Assets will be held in trust for the benefit of ING Re reinsureds and Scottish Re will manage the assets within agreed investment guidelines. Scottish Re will assume the obligations of the business, including client service, administration and claims payments. All future business after the closing of the transaction will be written by Scottish Re. The decision completes the strategic review of the individual life reinsurance business and the study of the mortality assumptions at the unit announced earlier this year. The agreement with Scottish Re, which is expected to be completed in the fourth quarter, will lead to a loss for ING of approximately EUR 500 million after tax, including the ceding commission mentioned above. Of that EUR 500 million, ING has taken a charge of EUR 164 million after tax in the second quarter of 2004 for purposes of this 6-K, instead of the third quarter as recently announced, to reduce deferred acquisition costs because of mortality experience in the business. Of the remaining EUR 336 million after tax, EUR 100 million will be taken as a charge in the fourth quarter primarily to write off a tax asset that will not be realisable as a result of the transaction. The remaining EUR 236 million will be amortised over the life of the business, resulting in a charge to the profit & loss account of EUR 25 million in 2005 and gradually decreasing in subsequent years as the business runs off. The transaction is expected to reduce the capital requirements of ING’s U.S. insurance business by EUR 700 million, improve ING Group’s debt/equity ratio by 20 basis points and increase the capital coverage ratio of ING Insurance by 19 percentage-points. The transaction is subject to regulatory approvals and is expected to close by year-end. ING’s Minneapolis-based group reinsurance business is not affected by the transaction.

On October 29, 2004, ING Canada Inc. announced that it has filed a Preliminary Prospectus with the Canadian securities regulatory authorities in connection with an initial public offering by ING Canada of its Common Shares in Canada. ING Bank of Canada, known of ING Direct, is not part of the proposed initial public offering. Proceeds of the offering will be used to fund the on October 8, 2004, announced proposed acquisition of Allianz Canada, to repay certain amounts to ING Groep N.V. and for general corporate purposes. After giving effect to the completion of the offering, it is expected that ING Groep N.V. will hold a significant controlling interest of ING Canada. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of ING Canada Inc. in any jurisdiction in which such offer, solicitation or sale would be unlawful. Such shares have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States except pursuant to an exception from the registration requirements of such Securities Act.

On October 8, 2004, ING Group and Allianz Group (Germany) announced that ING Canada has concluded a definitive share purchase agreement for the acquisition of Allianz’s property and casualty (P&C) insurance operations in Canada. Under the terms of the agreement, ING will acquire Allianz of Canada and its subsidiaries. This transaction will be subject to regulatory approvals. As a result of the transaction, ING’s gross written premiums in Canada will increase by approximately EUR 380 million to reach more than EUR 2.5 billion. More than 800 employees from Allianz Canada will transfer to ING.

On September 30, 2004, ING Group announced that it reached an agreement in principal with Sal. Oppenheim (Germany) about the sale of parts of ING BHF-Bank. Closing of the transaction is expected at year-end 2004.

On September 1, 2004, ING Group and Beijing Capital Group Company Ltd. announced that their joint venture, ING Capital Life Insurance Company, received approval from the China Insurance Regulatory Committee to establish a branch office in Beijing.

On June 16, 2004, ING Group issued EUR 1 billion euro-denominated perpetual subordinated bonds, called ING Perpetuals III, for private banking clients in the Netherlands and Belgium. ING Group used $500 million to redeem the 7.70% Non-cumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust I (issued in 1999), the remainder is being used to strengthen ING Bank’s Tier-1 capital and for regular financing of ING’s banking activities.

As from June 1, 2004, ING Group introduced a new management structure that will simplify the organization to improve transparency and accountability throughout the Company. The new structure will be organized along six business lines. The key executives will report directly to the responsible member of the Executive Board. The regional Executive Committees for Europe, the Americas and Asia/Pacific and the local Management Committees were eliminated, shortening reporting lines, improving flexibility for fast-decision making and increasing accountability for performance. The six business lines are:

•	Insurance Europe: includes the insurance activities in the Netherlands and Central Europe and includes ING Investment Management Europe;

•	Insurance Americas: includes the insurance activities in the U.S., Canada, Mexico, Latin America and ING Investment Management Americas;

•	Insurance Asia/Pacific: includes the insurance activities in China, Taiwan, Hong Kong, India, Japan, Korea, Malaysia, Thailand, Australia and New Zealand and includes ING Investment Management Asia/Pacific;

•	Wholesale Banking: includes wholesale banking activities worldwide, including financial markets;

•	Retail Banking: includes retail banking activities in the Netherlands, Belgium, Poland and India and the private banking activities worldwide; and

•	ING Direct: includes ING Direct’s banking activities worldwide.

CHANGES IN COMPOSITION OF THE GROUP

On July 20, 2004, ING announced it intends to enter into an agreement with Bank Van Lanschot (the Netherlands) on the sale of CenE Bankiers. The divestment is a result of ING’s active management and alignment of its portfolio of businesses. On October 1, 2004 ING announced it had finalised the sale.

On May 13, 2004, ING announced that it had entered into a letter of intent regarding the sale of its Australian non-life interests to QBE Insurance Group Ltd. (Australia) of Mercantile Mutual Insurance (Australia) Ltd., Mercantile Mutual Insurance (Workers Compensation) Ltd. and its 50% stake in the QBE Mercantile mutual joint venture for Australian $ 740 million. An additional Australian $ 25 million is payable by QBE in February 2007 subject to the run off of pre-joint venture net insurance liabilities. The sale was completed on June 30, 2004.

On March 5, 2004, ING Real Estate made a public offer of EUR 18.00 per share in cash for all issued and outstanding shares of Rodamco Asia N.V (“Rodamco Asia”). At the end of May 2004, ING Real Estate owned 95.3% of the shares of Rodamco Asia and is currently in the process of delisting the company. As a result of this acquisition, assets under management of ING Group increased approximately by EUR 800 million.

CHANGES IN PRESENTATION

As from January 1, 2004, premiums received on Guaranteed Investment Contracts (GICs) are no longer included in premium income and underwriting expenses. This change is in line with international practice and has no effect on net result. The comparative figures have been adjusted accordingly.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for U.S. dollars into euros based on the Noon Buying Rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

	U.S. dollars per euro
		Average
Calendar Period	Period End	Rate(1)	High	Low
1999	1.0070	1.0666	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.2074	1.2597	1.0361
2004 through August 31, 2004	1.2183	1.2221	1.2853	1.1801

(1)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

The Noon Buying Rate at such dates differed from the rates used in the preparation of ING’s Consolidated Financial Statements. The rate used by ING Group in translating U.S. dollar denominated assets and liabilities as at June 30, 2004 was EUR 1.00 = US$ 1.2148 (December 31, 2003: EUR 1.00 = US$ 1.2616). The average rate used by ING Group in translating U.S. dollar denominated income and expenses for the six months ending June 30, 2004 was EUR 1.00 = US$ 1.2277 (six months ending June 30, 2003: EUR 1.00 = US$ 1.1053).

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2004 and 2003:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Total income	33,930	32,355
Total expenditure	30,106	29,492
Profit before tax:
Insurance operations	1,846	1,676
Banking operations	1,980	1,187

Profit before tax	3,826	2,863
Taxation	1,005	673
Third-party interests	142	160

Net profit	2,679	2,030

The following table sets forth the profit before tax of the Group’s consolidated operations by business line for the six months ended June 30, 2004 and 2003:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Insurance Europe	774	798
Insurance Americas	548	634
Insurance Asia/Pacific	527	176
Wholesale Banking	1,170	752
Retail Banking	678	493
ING Direct	203	31
Other (1)	(74)	(21)

Profit before tax	3,826	2,863

(1)	Other is comprised of: result from the dollar hedge, interest on core debt, a one-off gain from old reinsurance business, non-allocated interest expenses of the banking operations and (un)realised capital gains/losses on shares

Total income. Total income of ING Group for the six months ended June 30, 2004 increased by EUR 1,575 million, or 4.9% to EUR 33,930 million, from EUR 32,355 million for the six months ended June 30, 2003, reflecting an increase in income from the Group’s insurance and banking operations of 3.6% and 11.3%, respectively.

Total expenditure. Total expenditure for the six months ended June 30, 2004 increased by EUR 614 million, or 2.1%, to EUR 30,106 million, from EUR 29,492 million for the six months ended June 30, 2003, reflecting an increase in expenditure for the Group’s insurance operations of 3.2% and a decrease in the banking operations of 3.1%.

Profit before tax. The profit before tax of the Group for the six months ended June 30, 2004 increased by EUR 963 million, or 33.6%, to EUR 3,826 million, from EUR 2,863 million for the six months ended June 30, 2003, reflecting an increase of 10.1% and 66.8%, respectively, for the Group’s insurance and banking operations. The three banking business lines increased strongly, driven by a sharp decline in risk costs and higher income. The insurance business in the Americas decreased, on balance driven by exceptionally strong results from non-life insurance in Canada, higher life insurance sales, which was partially offset by the charge on the decision to exit the individual life reinsurance business in the United States. Asia/Pacific posted a higher profit, due to higher life insurance sales in Asia and a gain on the sale of ING’s non-life joint venture in Australia. Profit from insurance operations in Europe declined due to lower results in the Netherlands.

Taxation. The Group’s taxes for the six months ended June 30, 2004 increased to EUR 1,005 million from EUR 673 million for the six months ended June 30, 2003. This represents an increase in the overall effective tax rate to 26.3% for the six months ended June 30, 2004, from 23.5% for the six months ended June 30, 2003, mainly due to the impact of a sizeable deferred tax benefit of the insurance operations in the Netherlands in the first six months of 2003.

Net profit. Net profit for the six months ended June 30, 2004 increased by EUR 649 million, or 32.0%, to EUR 2,679 million from EUR 2,030 million for the six months ended June 30, 2003. The effect of exchange rate movements between the euro and certain of the Group’s other primary operating currencies had a negative effect on Group net profit in the first six months of 2004 of EUR 46 million. That was partially offset by a gain of EUR 87 million after tax on the U.S. dollar hedge, compared with a gain of EUR 54 million on the hedge in the first six months ended June 30, 2003. ING has hedged the expected profits in U.S. dollar and dollar-linked currencies for the remainder of 2004.

Capital base. As of June 30, 2004, the capital base of ING Insurance amounted to EUR 17.1 billion, which is 182% of the legally required level of EUR 9.4 billion (year-end 2003: 180%). The tier-1 ratio of ING Bank N.V. was 7.65% at the end of June 2004 (year-end 2003: 7.59%) well above the regulatory required minimum level of 4%.

Operating results. ING Group evaluates the results of its insurance operations and banking operations using non-GAAP financial performance measures called operating profit before tax and operating net profit and operating income and operating expenses, which are components of operating net profit and operating profit before tax. Operating net profit and operating profit before tax are defined as profit before tax and net profit, excluding:

-	capital gains and losses on equity securities,

-	the impact of the negative revaluation reserve on equity securities, and

-	realized gains on divestments that are made with the purpose of using the proceeds to finance acquisitions (none occurred in the first six months of 2003 or 2004).

While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of operating results enhances the understanding and comparability of its performance by highlighting net income attributable to ongoing operations and the underlying profitability of the businesses. We believe that trends in the underlying profitability of ING Group’s businesses can be more clearly identified without the fluctuating effects of realized capital gains and losses on equity securities and the impact of the negative revaluation reserve on equity securities. These results are largely dependent on market cycles and can vary across periods. The timing of sales that would result in gains or losses is largely at the discretion of the Company. The realized gains on divestitures that are made with the purpose of using the proceeds to finance acquisitions are excluded because the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Operating profit before tax and operating net profit are not a substitute for profit before tax and net profit as determined in accordance with Dutch GAAP. ING Group’s definition of operating profit before tax and operating net profit may differ from those used by other companies and may change over time.

A reconciliation of (net) profit to operating profit before tax and operating (net) profit, by segment for the consolidated Group, for the six months ended June 30, 2004 and 2003 is provided on the next page:

	Insurance		Banking
	operations		operations		Total
	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,
(EUR millions)	2004	2003	2004	2003	2004	2003
Net profit	1,352	1,250	1,327	780	2,679	2,030
Taxation	443	378	562	295	1,005	673
Third parties	51	48	91	112	142	160

Profit before tax	1,846	1,676	1,980	1,187	3,826	2,863
Realised capital gains (losses)	40	(20)			40	(20)
Negative value adjustment on equity securities				(23)		(23)

Operating profit before tax	1,806	1,696	1,980	1,210	3,786	2,906
Taxation	450	383	562	295	1,012	678
Third-party interests	51	48	91	112	142	160

Operating net profit	1,305	1,265	1,327	803	2,632	2,068

As from January 1, 2003, ING’s policy is to realise capital gains on equities depending on market opportunities, compared to its previous policy of realising such gains at a fixed and predetermined pace. The negative value adjustment on equity securities, which is charged to the profit and loss account, reflects unrealised losses (market value below cost price) on equity securities, due to overall market conditions.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s consolidated assets and liabilities at June 30, 2004 and December 31, 2003:

	June 30,	Dec. 31,
(amounts in EUR billion, except for amounts per share)	2004	2003
Investments	382.9	335.0
Bank lending	314.4	292.6
Total assets	871.6	778.8
Insurance provisions	211.0	198.0
Funds entrusted to and debt securities of the banking operations (1)	423.3	377.8
Due to banks	131.5	102.1
Total liabilities	847.5	757.5
Shareholders’ equity	23.9	21.3
Shareholders’ equity per ordinary share	11.07	10.08

(1)	Funds entrusted to and debt securities of the banking operations consists of savings accounts, deposits, other bank funds and debt securities privately issued by the banking operations of ING.

Total assets. Total assets increased by EUR 92.8 billion, or 11.9%, in the first six months of 2004 to EUR 871.6 billion from EUR 778.8 billion at December 31, 2003, reflecting, amongst others, increased lending of EUR 21.8 billion and increased investments of EUR 47.9 billion.

Bank lending. Bank lending increased by EUR 21.8 billion, or 7.5%, to EUR 314.4 billion at June 30, 2004. Of this amount EUR 186.4 billion is related to corporate lending and EUR 132.7 billion to personal lending.

Shareholders’ equity. Group shareholders’ equity increased by EUR 2.6 billion, or 12.2%, to EUR 23.9 billion at June 30, 2004 compared to EUR 21.3 billion at December 31, 2003. This increase was mainly due to retained net profit of EUR 2.6 billion.

Results of operations by business segments

As noted above, in analysing the results of the Group’s insurance and banking operations, ING Group uses non-GAAP financial performance measures called operating profit before tax, operating net profit, total operating income and total operating expenditure. These measures exclude a number of items and the Group believes they provide a better understanding of the ongoing profitability of its operating business. See “Consolidated Results of Operations” for a description of operating results and a reconciliation for the segments of net profit to operating net profit. See page 28, for a reconciliation of the operating net profit of the Group’s insurance and banking operations to the Group’s consolidated net profit.

INSURANCE OPERATIONS

The Group’s insurance operations contributed EUR 1,806 million and EUR 1,696 million, respectively to the Group’s operating profit before tax for the six months ended June 30, 2004 and 2003, and EUR 1,305 million and EUR 1,265 million, respectively to the Group’s operating net profits in these periods. The decision to exit the individual life reinsurance business in the United States affected the operating profit before tax and the operating net profit for the six months 2004 by EUR 252 million and EUR 164 million, respectively. A gain on the sale of ING’s non-life joint venture in Australia affected the operating profit before tax for the six months ended June 30, 2004 by EUR 219 million (after tax by EUR 146 million). In addition, a few smaller acquisitions and divestments affected changes in income and profit. Furthermore, one-off gains from old reinsurance activities affected income and profit substantially: in six months 2004 profit before tax of EUR 96 million (after tax EUR 92 million) and in six months 2003 profit before tax of EUR 303 million (after tax EUR 247 million). The following table sets forth selected financial information for the Group’s consolidated insurance operations for the six months ended June 30, 2004 and 2003:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Income from insurance operations
Gross premiums written:
Life	18,139	16,804
Non-life	3,755	4,048

Total	21,894	20,852
Investment income for own risk	4,716	4,536
Commission and other income	942	1,256

Total operating income (1)	27,552	26,644
Net premiums written:
Life	17,656	16,390
Non-life	3,329	3,501

Total	20,985	19,891
Expenditure from insurance operations
Underwriting expenditure	22,864	21,900
Other interest expenses	540	534
Operating expenses	2,318	2,377
Investment losses	24	137

Total operating expenditure	25,746	24,948
Operating profit from insurance operations before tax:
Life	973	1,147
Non-life	833	549

Total	1,806	1,696
Taxation	450	383
Third-party interests	51	48

Operating net profit	1,305	1,265
Capital gains	47	(15)

Net profit	1,352	1,250

1)	In the earnings releases for the first six months of 2003 and 2004 of ING Group, part of a one-off gain from old reinsurance activities in six months 2003 (EUR 268 million) was reported for in the line “Investment income for own risk”. In the above table, this gain is reported in the line “Commission and other income”, this change better reflects the nature of this gain.

Starting from the first quarter of 2004, Guaranteed Investment Contracts (GICs) are no longer included in premium income and underwriting expenditure, to bring reporting into line with practice at other insurers. Figures in the corresponding periods have been adjusted accordingly. In the first six months 2004, EUR 1,554 million in GICs were received, compared with EUR 2,953 million in the first six months of 2003.

The following table sets forth the breakdown of gross premiums written and operating profit before tax by line of business / geographical area for the Group’s consolidated insurance operations for the six months ended June 30, 2004 and 2003:

	Gross premiums		Operating profit before
	written		tax
	Six months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(EUR millions)		(EUR millions)
The Netherlands	4,182	4,294	621	669
Belgium	1,193	1,373	64	49
Rest of Europe	672	684	89	80
Insurance Europe	6,047	6,351	774	798
North America	10,444	9,744	435	505
Latin America	1,086	1,315	113	129
Insurance Americas	11,530	11,059	548	634
Asia	3,554	2,826	190	113
Australia	749	690	337	63
Insurance Asia/Pacific	4,303	3,516	527	176
Other	92	169	(43)	88
Premiums between geographic areas(1)	(78)	(243)

Total	21,894	20,852	1,806	1,696

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

Total income. Total operating income from insurance operations for the six months ended June 30, 2004 increased by EUR 908 million, or 3.4% to EUR 27,552 million from EUR 26,644 million for the six months ended June 30, 2003, reflecting increases in gross premiums written and investment income, partly offset by lower Commission and other income. Excluding the impact of changes in exchange rates and in-/divestments, operating income increased by 10.9%.

Gross premiums written in the Group’s life operations increased by 7.9% but gross premiums written in non-life operations decreased by 7.2%. Total gross premiums written increased by 5.0%. Excluding the effect of exchange rate movements, which negatively affected growth in gross premium income by EUR (1,140) million (mainly due to the strengthening of the euro) and the effect of acquisitions and divestments, which negatively affected growth in gross premium income by EUR (273) million, gross premium income for the Group increased by EUR 2,455 million, or 12.6%, over the first six months of 2003 (life operations 14.9% and non-life operations 3.0%), led by the U.S. and Asia.

Investment income for own risk increased by EUR 180 million or 4.0% to EUR 4,716 million in the first six months of 2004 as compared to the first six months of 2003. The increase was mainly caused by the gain on the sale of ING’s non-life joint venture in Australia, higher asset levels in U.S. and Asia, partly offset by exchange rate movements, especially in the U.S. Realised capital gains on real estate amounted to EUR 153 million, slightly higher than in six months 2003 (EUR 146 million).

Commission and other income decreased by EUR 314 million, or 25.0%, mainly due to EUR 207 million lower one-off gains from old reinsurance activities. The weakening of most currencies against the euro had a negative impact of EUR 50 million on the 2004 first-half year profit before tax. However, that was compensated by a EUR 74 million higher gain on the U.S. dollar hedges, reported as other income.

Operating expenses. Operating expenses for the Group’s insurance operations over the first six months of 2004 decreased by EUR 59 million, or 2.5%, to EUR 2,318 million, from EUR 2,377 million for the first six months 2003, while gross premiums written increased by 5.0%. However, excluding investments/divestments and exchange rate differences, operating expenses increased by 5.2%, mainly due to a restructuring provision of EUR 21 million and costs related to clearing backlogs and improving service levels in the Netherlands. Almost all other operations world-wide showed either a modest increase or a decrease in operating expenses.

Investment losses dropped to EUR 24 million, or 4 basis points of total fixed-interest securities, which is far below the normalised level of about 20 basis points. In the first six months of 2003, investment losses amounted to EUR 137 million, or 20 basis points of total fixed-income securities.

Operating profit before tax. The operating profit before tax from the Group’s insurance activities for the six months ended June 30, 2004 increased by EUR 110 million, or 6.5%, to EUR 1,806 million, from EUR 1,696 million for the six months ended June 30, 2003, reflecting a decrease in profits of the life operations by 15.2% and an increase of the non-life operations by 51.7% (excluding the gain on the sale of ING’s non-life joint venture in Australia and the one-off gains from old reinsurance activities non-life profits rose by 66.0%). Excluding investments/divestments and exchange rate differences, the increase was EUR 119 million or 7.8%. The decrease in profit of the life operations was due to the decision to exit the individual life reinsurance business in the United States and lower results in the Netherlands, mainly due to higher expenses and a lower one-off gain from the old reinsurance business. The profit growth of the non-life operations was mainly driven by exceptionally favorable claims experience, particularly in Canada and Australia.

Taxation. The effective tax rate for the Group’s insurance operations for the six months ended June 30, 2004 was 24.9%, 2.3% higher than the 22.6% rate for the six months ended June 30, 2003. The increase was mainly due to a deferred tax benefit in the Netherlands in the first six months of 2003.

Operating net profit. The operating net profit for the Group’s insurance operations for the six months ended June 30, 2004 increased by EUR 40 million, or 3.2%, to EUR 1,305 million, from EUR 1,265 million for the six months ended June 30, 2003.

Life insurance operations

The following table sets forth the breakdown of gross premiums written and operating profit before tax by line of business/geographical area for the Group’s consolidated life insurance operations for the six months ended June 30, 2004 and 2003:

			Operating profit before
	Gross premiums written		tax
	Six months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(EUR millions)		(EUR millions)
The Netherlands	3,070	3,044	503	566
Belgium	1,013	1,205	47	39
Rest of Europe	647	662	84	74
Insurance Europe	4,730	4,911	634	679
North America	9,082	8,307	188	412
Latin America	242	251	44	44
Insurance Americas	9,324	8,558	232	456
Asia	3,534	2,801	188	114
Australia	546	530	64	48
Insurance Asia/Pacific	4,080	3,331	252	162
Other	6	5	(145)	(150)
Premiums between geographic areas(1)	(1)	(1)

Total	18,139	16,804	973	1,147

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

Premium income. Gross premium income of the Group’s life operations for the six months ended June 30, 2004 increased by EUR 1,335 million, or 7.9%, to EUR 18,139 million, from EUR 16,804 million for the six months ended June 30, 2003. Disregarding the effect of exchange rate movements, which negatively affected the growth of gross premium income by EUR (960) million and the effect of acquisitions and divestments, which negatively affected the growth of gross premium income by EUR (51) million, the gross premium income for the Group increased organically by EUR 2,346 million, or 14.9%, over the first six months of 2003, mainly due to U.S. (21.4%, especially Fixed and Variable Annuities and Defined Contribution) and Asia (33.2%, all countries but especially Japan and Korea). Belgium and Australia showed negative growth, at constant exchange rates.

Operating profit before tax. The operating profit before tax from life insurance operations for the six months ended June 30, 2004 decreased by EUR 174 million, or 15.2%, to EUR 973 million, from EUR 1,147 million for the six months ended June 30, 2003. Of all regions only the Netherlands and North America, due to the decision to exit individual life reinsurance business in the United States, showed a decrease. Excluding investments/divestments and exchange rate differences, the decrease was EUR 178 million or 15.5%.

Insurance Europe

In the Netherlands, profit before tax for the six months ended June 30, 2004 decreased by EUR 63 million, or 11.1%, to EUR 503 million, from EUR 566 million for the six months ended June 30, 2003, mainly due to EUR 27 million lower gains from old reinsurance activities and higher costs, which were only partially offset by an improved morbidity result and higher investment income. Life premiums showed a moderate increase of 0.9% to EUR 3,070 million. However, the internal rate of return on new life business increased significantly to 11.0% from 8.0% in 2003 as a result of price adjustments, whereas the value of new business improved from EUR 5 million to EUR 30 million.

In Belgium, profit before tax rose by EUR 8 million to EUR 47 million, despite a 15.9% drop in premium income compared with the first half last year, when sales of individual single premium products were exceptionally high. The profit increase was mainly due to the positive impact of last year’s portfolio growth.

In Rest of Europe, profit before tax for the six months ended June 30, 2004 increased by EUR 10 million to EUR 84 million mainly due to higher profits in Poland and Hungary. Lower expenses and higher investment and fee income were the main drivers for this development.

Insurance Americas

In North America, profit before tax for the six months ended June 30, 2004 decreased by EUR 224 million to EUR 188 million, from EUR 412 million for the six months ended June 30, 2003, primarily due to the decision to exit the individual life reinsurance business, which was partly offset by the effects of currency movements. Excluding currency effects, the decrease was EUR 184 million, reflecting the decision to exit the individual life reinsurance business in the United States, which was partially offset by improved profits in the U.S. due to strong asset growth, supported by increased sales, good persistency, higher equity market levels and lower investment losses. Enhanced product designs in annuities and life insurance, combined with expanded distribution capacity, helped increase market share. Premium income rose by 21.4%, at constant currency rates. Individual life sales in U.S. dollars increased by 48.6% driven by new universal life products introduced in the fourth quarter of 2003. Annuity sales increased by 51.2%, at constant exchange rates, driven by higher sales of equity-indexed fixed annuities, by enhanced variable annuity product features and by expanded distribution. The internal rate of return in U.S. dollars rose to 10.2% for the first half year, compared with 9.9% for the full year 2003, as a result of pricing discipline.

In Latin America, profit before tax of EUR 44 million for the six months ended June 30, 2004 was equal to the same period in 2003. Higher results in Mexico are due to a higher investment income that was offset by a negative currency impact and lower results in Chile mainly due to an unfavorable underwriting experience in Group Life.

Insurance Asia/Pacific

In Asia, profit before tax for the six months ended June 30, 2004 rose by EUR 74 million to EUR 188 million, from EUR 114 million for the six months ended June 30, 2003. Higher profits in Japan (EUR 30 million) led by higher sales of corporate-owned life insurance and single-premium variable annuities, and in South Korea (EUR 18 million) driven by higher sales and higher renewal premiums as well as continued low claim levels. In addition, EUR 14 million higher results were reported in Taiwan, driven by a 21.0% drop in operating expenses, due in part to a reduction in the premium tax rate as well as strict cost control. Taiwan doubled its programme to strengthen reserves due to the continued low interest environment, resulting in a charge of EUR 50 million, up from EUR 25 million in the first six months of 2003. The favorable settlement of a wage tax assessment resulted in the release of a EUR 30 million provision in the second quarter of 2004.

The profit before tax in Australia increased by EUR 16 million to EUR 64 million mainly due to improved capital investment earnings.

Other

The profit before tax of the region comprising Other increased on balance by EUR 5 million: higher hedge profits and lower paid interest on core debt were partly offset by lower profit from old reinsurance business and a result of the buy-out of the yearly preferred fixed dividend contract paid by ING Bank to ING Insurance in first half 2003.

Non-life insurance operations

The following table sets forth the breakdown of gross premiums written and operating profit before tax by line of business / geographical area for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2004 and 2003:

	Gross premiums		Operating profit before
	written		tax
	Six months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(EUR millions)		(EUR millions)
The Netherlands	1,112	1,250	118	103
Belgium	180	168	17	10
Rest of Europe	25	22	5	6
Insurance Europe	1,317	1,440	140	119
North America	1,362	1,437	247	93
Latin America	844	1,064	69	85
Insurance Americas	2,206	2,501	316	178
Asia	20	25	2	(1)
Australia	203	160	273	15
Insurance Asia/Pacific	223	185	275	14
Other	86	164	102	238
Premiums between geographic areas(1)	(77)	(242)

Total	3,755	4,048	833	549

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

Premium income. Gross premium income of the Group’s non-life operations for the six months ended June 30, 2004 decreased by EUR 293 million, or 7.2%, to EUR 3,755 million, from EUR 4,048 million for the six months ended June 30, 2003. Excluding the effect of exchange rate movements, which negatively affected the growth of gross premium income by EUR (180) million, and the effect of acquisitions and divestments, which negatively affected the growth of gross premium income by EUR (222) million, gross premium income for the Group increased by EUR 109 million, or 3.0%, over the first six months of 2003. The Netherlands showed a decrease of premium of 11.0% to EUR 1,112 million, but excluding acquisitions and divestments (sale of Dutch health insurance business in the second quarter 2004) the increase was 0.7% (higher fire premiums, in part offset by lower motor premiums). Premium income in Canada rose by 5.9%, at constant exchange rates, to EUR 1,080 million, but Mexico showed a decrease by 11.0%, at constant exchange rates, to EUR 718 million due to a strategic decision not to renew less profitable contracts. Premiums in Australia increased excluding investments/divestments and exchange rate differences, by 17.8%, primarily due to rate increases.

The following table sets forth the breakdown of operating profit before tax by line of business for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2004 and 2003:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Line of business
Fire	109	55
Motor	203	83
Health	27	25
Loss of income/Accident	109	98
Other (1)	285	56
Reinsurance assumed	100	232

Total	833	549

(1)	including a gain of EUR 219 million in the first six months of 2004 on the sale of ING’s joint-venture in Australia

Operating profit before tax. The operating profit before tax from non-life insurance operations for the six months ended June 30, 2004 increased by EUR 284 million, or 51.7%, to EUR 833 million, from EUR 549 million for the six months ended June 30, 2003. Excluding investments/divestments and exchange rate differences, the increase was EUR 297 million, or 55.4%, boosted by the one-off gain from the sale of the Australian non-life business and exceptionally favorable claims experience, particularly in Canada and Australia, partly offset by lower gains from old reinsurance business. The combined ratio improved sharply to 89% from 97% in the first half of 2003.

Insurance Europe

In the Netherlands, the profit before tax increased by EUR 15 million, or 14.6%, to EUR 118 million, driven by a favorable claims experience from fire and motor insurance, which more than offset a loss of EUR 14 million on the sale of the health insurance business.

In Belgium, the profit before tax increased by EUR 7 million to EUR 17 million, due to higher results from fire, motor and loss of income/accident insurance.

Insurance America

In North America, the profit before tax increased by EUR 154 million to EUR 247 million. Canada showed an increase of EUR 136 million to EUR 218 million: strong underwriting experience resulted in a record-low combined ratio of 82.7%, compared with 95.1% in the year-earlier period. The business benefited from rate increases filed since 2003, along with lower claims frequency and severity supported by regulatory caps on certain types of claims in several provinces. The substantial increase in results is expected to soften in the second half of 2004 as rate-reduction actions required by several provinces will have a greater effect. Claims levels are also not expected to remain at the current historically low levels. The second quarter of 2004 also included a EUR 17 million gain on the sale of an investment in an operating subsidiary. The U.S. result improved by EUR 18 million to EUR 29 million due to higher health results caused by an improved claims ratio.

In Latin America, the non-life profit decreased by EUR 16 million from EUR 85 million to EUR 69 million. At constant exchange rates, the decrease was EUR 5 million mainly due to an unfavorable claims experience resulting from hail storms and fires in Mexico, although claims in motor insurance continued to show favorable developments.

Insurance Asia/Pacific

In Australia, the non-life profit improved by EUR 258 million to EUR 273 million in the first six months of 2004. Excluding the EUR 219 million gain on the sale of ING’s non-life insurance joint venture the operating profit before tax increased by EUR 39 million due to higher premium rates and a low claims ratio.

Other

In the region comprising Other, the profit decreased from EUR 238 million in the first six months of 2003 to EUR 102 million due to lower gains from old reinsurance business (EUR 85 million in six months 2004 versus EUR 228 million in six months 2003).

BANKING OPERATIONS

The following table sets forth selected financial information for the Group’s consolidated banking operations for the six months ended June 30, 2004 and 2003:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Interest income	12,374	12,319
Interest expense	7,984	8,402

Net interest result	4,390	3,917
Commission	1,352	1,232
Other income:
Income from securities and participating interests	79	46
Results from financial transactions	378	443
Other revenue	207	139

Total other income	664	628

Total operating income	6,406	5,777
Personnel expenses	2,408	2,303
Other expenses	1,753	1,649

Total operating expenses	4,161	3,952
Gross result	2,245	1,825
Addition to the provision for loan losses	265	615

Operating profit before tax	1,980	1,210
Taxation	562	295
Third party interests	91	112

Operating net profit	1,327	803
Negative value adjustments equity securities		23

Net profit	1,327	780

Overview. The operating net profit from ING’s banking operations for the six months ended June 30, 2004 increased by EUR 524 million, or 65.3%, to EUR 1,327 million, from EUR 803 million for the six months ended June 30, 2003. The increase was mainly driven by higher interest results, higher commission income and a sharp reduction in the addition to the provision for loan losses. Currency fluctuations had a negative impact of EUR 31 million on net profit. This was mainly offset by the positive effect of acquisitions/divestments (EUR 26 million). All banking business lines reported higher results. The operating profit before tax of the business line ING Direct improved from EUR 31 million in the first six months 2003 to EUR 203 million this year. The pre-tax results of Wholesale Banking and Retail Banking increased by 55.6% and 37.5%, respectively.

Net interest result for the six months ended June 30, 2004 rose by EUR 473 million, or 12.1%, to EUR 4,390 million, from EUR 3,917 million for the six months ended June 30, 2003. The average balance sheet total increased by EUR 82 billion. The interest margin deteriorated by 6 basis points to

1.53%, mainly due to the increased share of the balance sheet total outside the Netherlands.

Commission for the six months ended June 30, 2004 increased by EUR 120 million, or 9.7%, to EUR 1,352 million, from EUR 1,232 million for the six months ended June 30, 2003. The increase in commission was primarily due to higher securities commission and higher management fees, both reflecting the higher activity on the stock markets.

Other income for the six months ended June 30, 2004 increased by EUR 36 million, or 5.7%, to EUR 664 million, from EUR 628 million for the six months ended June 30, 2003. Lower results from financial transactions were more than compensated by higher income from securities and participating interests and higher other revenue.

Operating expenses for the six months ended June 30, 2004 increased by EUR 209 million, or 5.3%, to EUR 4,161 million, from EUR 3,952 million for the six months ended June 30, 2003. The increase is in large part due to higher expenses to support the growth of the ING Direct activities.

Compared with the six months ended June 30, 2003, the addition to the provision for loan losses decreased strongly by EUR 350 million, or 56.9%, to EUR 265 million for the six months ended June 30, 2004.

Net interest result

Net interest result includes interest income, the results from interest arbitrage and results from financial instruments to the extent that these serve to limit interest rate risk, as well as fees connected with lending, net of related interest expense.

The net interest result for the six months ended June 30, 2004 increased by EUR 473 million, or 12.1%, to EUR 4,390 million, from EUR 3,917 million for the six months ended June 30, 2003. The average balance sheet total increased by EUR 82 billion. The interest margin decreased by 6 basis points to 1.53%, mainly due to the increased share of the balance sheet total outside the Netherlands, where interest margins are lower than in the Netherlands.

In the Netherlands, the interest margin decreased by 4 basis points from 2.02% for the six months ended June 30, 2003 to 1.98% for the six months ended June 30, 2004. Outside the Netherlands the interest margin remained unchanged at 0.99%. Due to the increased stake of the balance sheet total outside the Netherlands (mainly triggered by the strong growth of ING Direct), with a substantially lower interest margin than within the Netherlands, the weighted overall interest margin decreased by 6 basis points.

Commission

The following table sets forth the components of commission for the periods indicated:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Funds transfer	293	297
Securities business	390	326
Insurance broking	76	67
Management fees	381	284
Brokerage and advisory fees	49	83
Other	163	175

Total	1,352	1,232

Commission income for the six months ended June 30, 2004 increased by EUR 120 million, or 9.7%, to EUR 1,352 million, from EUR 1,232 million for the six months ended June 30, 2003. Excluding the effect of currency exchange rate variances and the effect of acquisitions/divestments the increase was EUR 95 million or 7.6%.

Funds transfer. Commission from funds transfer decreased by EUR 4 million, or 1.3%, to EUR 293 million for the six months ended June 30, 2004, from EUR 297 million for the six months ended June 30, 2003. The decrease occurred primarily in the Netherlands (EUR (6) million or (2.9%).

Securities business. Commission from securities business increased by EUR 64 million, or 19.6%, to EUR 390 million for the six months ended June 30, 2004, from EUR 326 million for the six months ended June 30, 2003, reflecting the higher activity on the stock markets. The increase occurred especially in Belgium (+ 41%) and in the Netherlands (+ 28%).

Insurance broking. Commission from insurance broking increased by EUR 9 million, or 13.4%, to EUR 76 million for the six months ended June 30, 2004, from EUR 67 million for the six months ended June 30, 2003. The increase is fully attributable to the Netherlands.

Management fees. Management fees increased by EUR 97 million, or 34.2%, to EUR 381 million for the six months ended June 30, 2004, from EUR 284 million for the six months ended June 30, 2003. The transfer of activities between insurance and banking caused EUR 44 million of the increase, the remainder is mainly attributable to ING Real Estate and Baring Asset Management.

Brokerage and advisory fees. Income from brokerage and advisory fees decreased by EUR 34 million, or 41.0%, to EUR 49 million for the six months ended June 30, 2004, from EUR 83 million in the six months ended June 30, 2003. The decrease was attributable to the international wholesale banking units as well as to ING Belgium.

Other commission. Other commission decreased by EUR 12 million, or 6.9%, to EUR 163 million for the six months ended June 30, 2004, from EUR 175 million in the six months ended June 30, 2003. This decrease is mainly due to lower commission from leasing and factoring.

Other income

The following table sets forth the components of other income for the periods indicated:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Income from securities and participating interests	79	46
Results from financial transactions	378	443
Other revenue	207	139

Total	664	628

Income from securities and participating interests consists of dividends, other income from equity securities held in the investment portfolio and the results from participating equity interests, as well as valuation differences on equity participations. Income from securities and participating interests increased by EUR 33 million to EUR 79 million for the six months ended June 30, 2004, from EUR 46 million for the six months ended June 30, 2003. Excluding the one-off loss of EUR 42 million caused by the discount to net asset value on the sale of the Asian cash equities business, the increase was EUR 75 million.

Results from financial transactions. The results from financial transactions include exchange rate differences and capital gains and losses on securities held in the trading portfolio. Also included in this item are exchange rate differences in connection with holding assets and liabilities in hyperinflation countries, the results of the associated forward contracts and the results from financial instruments other than those serving to hedge interest rate risks. Asset trading results are also included in this item. The results from financial transactions can be analyzed as follows:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Results from securities trading portfolio	94	281
Results from currency trading portfolio	86	(17)
Other results	198	179

Total	378	443

On balance, total results from financial transactions for the six months ended June 30, 2004 decreased by EUR 65 million, or 14.7%, to EUR 378 million, from EUR 443 million for the six months ended June 30, 2003. There are strong fluctuations between the separate lines, which are to a large extent interrelated.

Results from securities trading portfolio. The results from the securities trading portfolio for the six months ended June 30, 2004 decreased by EUR 187 million, or 66.5%, to EUR 94 million, from EUR 281 million for the six months ended June 30, 2003. The decrease occurred mainly in the international wholesale banking units (especially in Amsterdam and in London), due to the very strong financial markets results in the first six months of 2003.

Results from currency trading portfolio. The results from the currency trading portfolio for the six months ended June 30, 2004 increased by EUR 103 million to a profit of EUR 86 million compared to a loss of EUR 17 million for the six months ended June 30, 2003. The increase is mainly due to the international wholesale banking units in Asia (in the first six months of 2003 big losses made on the depreciation of the Japanese yen and Korean won) and in Amsterdam as well as to ING Belgium (compensating lower trading results on securities). Currency trading results in the Americas decreased strongly (largely offsetting higher securities and derivatives trading results).

Other results. Other results from financial transactions (including results from derivatives trading) for the six months ended June 30, 2004 increased by EUR 19 million to EUR 198 million, from EUR 179 million for the six months ended June 30, 2003, despite the loss of EUR 48 million taken by Postbank to compensate customers for a disappointing return on investments related to the unit-linked mortgage “Meerwaardehypotheek”. The increase was mainly due to ING Belgium and the American international wholesale banking activities.

Other revenue. Income from other revenue for the six months ended June 30, 2004 increased by EUR 68 million, or 48.9%, to EUR 207 million, from EUR 139 million for the six months ended June 30, 2003. This increase was mainly caused by higher leasing income and higher results from real estate (sales results as well as rental income).

Operating expenses

The following table sets forth the components of operating expenses for the periods indicated:

	Six months ended
	June 30,
	2004	2003
	(EUR millions)
Personnel expenses	2,408	2,303
Other expenses	1,753	1,649

Total operating expenses	4,161	3,952

Total operating expenses for the six months ended June 30, 2004 increased by EUR 209 million, or 5.3%, to EUR 4,161 million, from EUR 3,952 million for the six months ended June 30, 2003. The increase is in large part due to higher expenses to support the growth of the ING Direct activities. The impact of one-off expenses was limited: in the first half of 2004 EUR 42 million related to the sale of the Asian cash equity business against EUR 45 million in the same period in 2003 (restructuring provisions for ING BHF-Bank and ING Bank France). Excluding these factors, the effect of currency exchange rate variances and the impact of transfers of activities between Insurance and Banking, the operating expenses increased by a modest 2.6%.

Personnel expenses. Personnel expenses for the six months ended June 30, 2004 increased by EUR 105 million, or 4.6%, to EUR 2,408 million, from EUR 2,303 million for the six months ended June 30, 2003. In the Netherlands the decrease in ING’s own staff is offset by the impact of the collective labor agreement and a slight increase in third party staff. Outside the Netherlands personnel expenses increased due to the strong growth of the ING Direct activities and higher bonuses in the international wholesale banking activities.

Other expenses. Other expenses for the six months ended June 30, 2004 increased by EUR 104 million, or 6.3%, to EUR 1,753 million, from EUR 1,649 million for the six months ended June 30, 2003. The increase is fully attributable to ING Direct, especially higher marketing expenses.

Addition to the provision for loan losses

The addition to the provision for loan losses amounted to EUR 265 million for the six months ended June 30, 2004, a strong decrease of EUR 350 million compared to the first six months of 2003. The additions to the provision for loan losses were 21 basis points (annualized) of average credit risk weighted assets, which is well below the long-term average of about 35 basis points. In the full year 2003, the additions to the provision for loan losses were 46 basis points of average credit risk weighted assets.

Taxation. The effective tax rate for ING’s banking operations increased from 24.4% (EUR 295 million) for the six months ended June 30, 2003, to 28.4% (EUR 562 million) for the six months ended June 30, 2004.

Operating net profit from banking operations. Operating net profit for the six months ended June 30, 2004 increased by EUR 524 million, or 65.3%, to EUR 1,327 million, from EUR 803 million for the six months ended June 30, 2003.

Risk Adjusted Return on Capital

The Risk Adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital, which is defined as the amount of capital required to support the economic risks created by the activities employed and at the Company’s desired level of comfort and can be regarded as the capital ING Group should have to comply with all debt obligations. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the Group annual accounts. Credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations.

The following table sets forth the RAROC (pre-tax) and the economic capital of the business lines of the banking operations:

	RAROC (pre-tax)		Economic capital
	Six months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(in %)		(EUR billions)
Wholesale Banking	20.2	15.8	10.2	10.1
Retail Banking	54.9	45.3	2.5	2.3
ING Direct	19.4	9.7	2.4	1.5
Other	(97.8)	(94.8)	0.2	0.2

Total banking operations	23.9	18.0	15.3	14.1

The pre-tax RAROC figure of ING’s banking operations was 23.9%, reflecting a strong improvement of 5.9% compared with the first six months of 2003 and exceeding our internal hurdle of 18.5%. Compared to full year 2003 the improvement was 6.9%, entirely due to higher economic returns. The RAROC of Wholesale Banking improved by 4.4% to 20.2%. Compared to the full year 2003, the

RAROC of Wholesale Banking improved by 6.3%. The RAROC of Retail Banking improved, compared to the first six months of 2003, by 9.6% to 54.9%, and compared to full year 2003, by 11.5%. The RAROC of ING Direct was 19.4%, a 9.7% improvement compared with the first six months of 2003, and compared to full year 2003 the improvement was 6.9%.

Distribution by business line of operating income and operating profit before tax of the banking operations

			Operating profit
	Operating income		before tax
	Six months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(EUR millions)		(EUR millions)
Wholesale Banking	3,104	2,978	1,170	752
Retail Banking	2,473	2,386	678	493
ING Direct	797	414	203	31
Other	32	-1	(71)	(66)

Total	6,406	5,777	1,980	1,210

Wholesale Banking

Operating income increased by EUR 126 million, or 4.2%. Commission income rose 6.0%, while other income increased 25.0%, mainly driven by strong financial markets results in the first quarter and higher asset management results. Other income also includes a one-time loss of EUR 42 million on the sale of the Asian cash equities business, which was booked in the first quarter of 2004. The interest result declined 2.6%, mainly in the Netherlands. Operating expenses increased 2.0% to EUR 1,795 million. On balance, one-off expenses had a limited impact in the first half. Additional costs of EUR 42 million related to the sale of the Asian cash equities business in the first quarter of 2004 were balanced by a charge of EUR 45 million in the second quarter of 2003 to pay for restructuring at ING BHF-Bank in Germany and ING Bank France. Excluding the one-off costs, currency effects, and the impact of transfers of activities between Insurance and Banking, operating expenses rose 3.2%. The cost/income ratio for Wholesale Banking improved to 57.8% from 59.1% in the first half of 2003. The operating profit before tax increased by EUR 418 million, or 55.6%, due to a sharp decline in the addition to the provision for loan losses, mainly in the Netherlands, Germany and the Americas.

Retail Banking

Operating income increased by EUR 87 million, or 3.6%. Interest income climbed 8.0% due to higher mortgage lending and increased savings, while commission income rose 9.6% mainly driven by securities-related commissions. Other income declined, mainly due to a EUR 48 million loss taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage product “MeerWaardehypotheek.” Excluding the impact of the unit-linked mortgage product, total income increased 5.7%. Operating expenses from Retail Banking declined 3.0% to EUR 1,714 million as continued cost control offset the impact of the collective labor agreement in the Netherlands and higher pension costs. As a result, the cost/income ratio improved to 69.3% from 74.1% in the first half of 2003. The operating profit before tax increased by EUR 185 million, or 37.5%, due to a sharp decline in the addition to the provision for loan losses, mainly in the Netherlands and Poland.

ING Direct

The increase of operating income by EUR 383 million, or 92.5%, was mainly driven by a 91.5% jump in interest income as a result of continued growth in funds entrusted. Since the end of June 2003, total funds entrusted grew by EUR 49.0 billion, or 61.9%, to EUR 128.2 billion. Growth in mortgage lending also boosted income, particularly in the U.S. and Germany. Operating expenses increased by EUR 189 million, or 52.5%, to EUR 549 million as a result of higher costs to handle the continued growth of the business. The cost/income ratio of ING Direct improved to 68.9% from 87.0% in the first half year of 2003. The operating profit before tax jumped to EUR 203 million from EUR 31 million in the first half year of 2003. Six out of the eight countries in which ING Direct is active are profitable.

INVESTMENT PORTFOLIO IMPAIRMENTS AND UNREALIZED LOSSES

The carrying value of all investments in our investment portfolio is reviewed for impairment on a periodic basis. The review includes, amongst other things, an evaluation of the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates, the extent to which the fair value is below the cost price, the period of time for which unrealized losses have existed and ING Group’s intent and ability to hold a security until fair value will recover. For all investments for which, based on such review, the decline in fair value below cost is expected to be other than temporary, the amount of unrealised loss is charged to the profit and loss account.

     Unrealized gains/losses

As of June 30, 2004, our consolidated investment portfolio included unrealized gains on a U.S. GAAP basis of EUR 10,067 million (December 31, 2003: EUR 11,245 million) and unrealized losses of EUR 2,537 million (December 31, 2003: EUR 1,408 million).

The following tables show the composition of investments in marketable securities at June 30, 2004 and December 31, 2003 on a U.S. GAAP basis. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans.

		Gross	Gross
		unrealized	unrealized	Estimated
	Amortized cost	gains	losses	fair value
		(EUR millions)
June 30, 2004
Debt securities:
Dutch Government	9,541	634	65	10,110
Foreign Governments	75,220	3,316	581	77,955
Corporate debt securities	103,476	2,478	910	105,042
Mortgage-backed securities	60,176	658	763	60,069
Other	9,301	357	91	9,571

Sub-total	257,714	7,443	2,410	262,747
Shares and convertible debentures	8,794	2,624	127	11,291

Total	266,508	10,067	2,537	274,038

		Gross	Gross
		unrealized	unrealized	Estimated
	Amortized cost	gains	losses	fair value
		(EUR millions)
December 31, 2003
Debt securities:
Dutch Government	10,357	685	63	10,979
Foreign Governments	66,920	3,368	359	69,929
Corporate debt securities	86,458	3,249	525	89,182
Mortgage-backed securities	43,662	932	252	44,342
Other	10,328	493	45	10,776

Sub-total	217,725	8,727	1,244	225,208
Shares and convertible debentures	8,334	2,518	164	10,688

Total	226,059	11,245	1,408	235,896

On a Dutch GAAP basis, unrealized losses on equity securities are EUR 1,289 million (December 31, 2003: EUR 1,435 million) higher as set out in Note 3.1.e. on page 32.

The increase in the gross unrealized loss on June 30, 2004 compared to December 31, 2003 is largely due to interest rate changes since December 31, 2003 and hence it is fairly evenly distributed throughout the debt securities investment portfolio.

The tables below provide the gross unrealized loss on a U.S. GAAP basis broken down by type of security and by the period of time for which the fair value was below cost price (in EUR millions).

As of June 30, 2004:

		Between 6
	Less than	and 12	More than
	6 months	months	12 months
	below cost	below cost	below cost	Total
		(EUR millions)
Debt securities	1,408	671	331	2,410
Shares and convertible debentures	66	11	50	127

Total	1,474	682	381	2,537

As of December 31, 2003:

		Between 6
	Less than	and 12	More than
	6 months	months	12 months
	below cost	below cost	below cost	Total
		(EUR millions)
Debt securities	607	453	184	1,244
Shares and convertible debentures	75	19	70	164

Total	682	472	254	1,408

     Impairments

Impairments are measured as the difference between the carrying value of a particular investment and the fair value. Impairments are charged to the profit and loss account.

In the first six months of 2004, we recorded impairments of EUR 60 million on a U.S. GAAP basis. Of such amount, EUR 45 million is related to our portfolio of debt securities.

     Impairment of debt securities under Dutch GAAP

Unrealized losses on debt securities consist of two components: interest related unrealized losses and credit related unrealized losses. Interest related unrealized losses, which fully relate to fluctuations in risk free market interest rates, generally would not result in any impairments. Credit related unrealized losses may relate to impairment if it is uncertain whether future interest and principal payments will be collected.

Impairments on debt securities, recorded at redemption value under Dutch GAAP, are accounted for as a reduction of the carrying value of the debt security. This reduction is reversed in a subsequent period if the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income. The amount of the reversal is then included in the profit and loss account for the period.

Developments in the first six months of 2004

The impairment review of the debt securities in our investment portfolio produced an impairment of EUR 45 million for the six month period ended June 30, 2004. The impairment is related to our portfolio in the United States. The most significant item is the EUR 30 million impairment on asset-backed securities, collateralized debt obligations, mortgage-backed and mortgage-backed derivative securities was recorded based on EITF 99-20 requirements related to market values being below carrying value and adverse changes in cash flows.

     Impairment of debt securities under US GAAP

Under US GAAP impairments are determined similar to Dutch GAAP. In the case of impairment, the related unrealized loss (included in shareholders’ equity) is recorded through the profit and loss account as a reduction of cost price. Under U.S. GAAP impairments may not be reversed in future periods. This difference has not resulted in any differences between the cost price of securities under Dutch GAAP and U.S. GAAP in 2004 or 2003 as no impairments were reversed under Dutch GAAP.

     Impairment of equity securities under Dutch GAAP

Under Dutch GAAP, distinction is made between unrealized losses due to general market fluctuations and unrealized losses due to issuer-specific developments. Unrealized losses due to temporary fluctuations in equity markets do not lead to impairment. The impairment review focuses on issuer specific developments regarding financial condition and future prospects, taking into account the intent and ability to hold the securities under the ING Group’s long term investment strategy. Issuer specific developments may include significant financial difficulty of the issuer, a high probability of bankruptcy or other financial reorganization of the issuer and the disappearance of an active market for that financial asset due to financial difficulties. If, in a subsequent period, the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income, the loss should be reversed, with the reversal included in net result for the period.

Developments in the first six months of 2004

No impairments were recognized on equity securities under Dutch GAAP in the first six months of 2004.

     Impairment of equity securities under U.S. GAAP

Under U.S. GAAP, based on strict Securities and Exchange Commission interpretations, additional impairments are recognized for other than temporary unrealized losses on top of the impairments already recognized under Dutch GAAP.

An additional impairment may be recognized under U.S. GAAP after giving additional consideration to the extent to which the fair value is below the cost price and the period of time for which unrealized losses have existed. Under U.S. GAAP, impairments may not be reversed in future periods. Impairments are treated as a reduction of cost. This difference has not resulted in any differences between the cost price of securities under Dutch GAAP and U.S. GAAP in 2004 as no impairments were reversed under Dutch GAAP.

Developments in the first six months of 2004

In the first six months of 2004, we recorded an impairment of EUR 15 million on equity securities related to other than temporary losses on a U.S. GAAP basis.

     Impact on future earnings

Although all individual securities were reviewed to ensure that all material impairments or other than temporary losses were charged to the profit and loss account in 2004, the identification of impairment and other then temporary losses and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. Further developments after June 30, 2004 may indicate that certain unrealized losses that existed as of June 30, 2004 will need to be considered other than temporary, resulting in a negative impact on our profit and loss account.

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet as of June 30, 2004 and December 31, 2003	24
Consolidated profit and loss account for the six months ended June 30, 2004 and June 30, 2003	25
Condensed consolidated statement of cash flows for the six months ended June 30, 2004 and June 30, 2003	26
Notes to the consolidated profit and loss account for the six months ended June 30, 2004 and June 30, 2003	27
Notes to the condensed consolidated statement of cash flows for the six months ended June 30, 2004 and June 30, 2003	29
Differences between Dutch and U.S. accounting principles	30

CONSOLIDATED BALANCE SHEET
Amounts in millions

	US$(1)	EUR	EUR
	June 30,	June 30,	Dec. 31,
	2004	2004	2003
ASSETS
Tangible fixed assets	1,525	1,252	1,311
Participating interests	4,438	3,643	3,167
Investments	466,538	382,942	335,003
Lending	383,008	314,379	292,556
Banks	85,972	70,567	61,060
Cash	13,264	10,887	11,738
Other assets	80,418	66,008	53,473
Accrued assets	26,864	22,050	20,463

Total	1,062,026	871,728	778,771

LIABILITIES
Shareholders’ equity	29,114	23,897	21,331
Preference shares of Group companies	1,756	1,441	1,783
Third-party interests	2,028	1,665	1,730

Group equity	32,898	27,003	24,844
Subordinated loans	5,270	4,326	3,252

Group capital base	38,168	31,329	28,096
General provisions	3,265	2,680	2,740
Insurance provisions	257,144	211,068	198,035
Funds entrusted to and debt securities of the banking operations	515,659	423,261	377,824
Banks	160,258	131,542	102,115
Other liabilities	79,091	64,919	61,123
Accrued liabilities	8,441	6,929	8,838

Total	1,062,026	871,728	778,771

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$ 1.2183 to EUR 1.00, the Noon Buying Rate in New York City on August 31, 2004 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Amounts in millions

	Six months ended June 30,
	US$(1)	EUR	EUR
	2004	2004	2003
Premium income	26,673	21,894	20,852
Income from investments of the insurance operations	5,663	4,648	4,478
Interest result from banking operations	5,397	4,430	3,932
Commission	2,356	1,934	1,871
Other income	1,248	1,024	1,222

Total income (1.2)	41,337	33,930	32,355
Underwriting expenditure	27,856	22,864	21,900
Other interest expenses	575	472	511
Operating expenses	7,893	6,479	6,329
Additions to the provision for loan losses/investment losses	352	289	752

Total expenditure (1.3)	36,676	30,104	29,492
Profit before tax (1.4)	4,661	3,826	2,863
Taxation	1,224	1,005	673
Third-party interests	172	142	160

Net profit (1.5)	3,265	2,679	2,030

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$ 1.2183 to EUR 1.00, the Noon Buying Rate in New York City on August 31, 2004 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

     The notes against the items refer to the notes starting on page 28.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Amounts in millions

	Six months ended June 30,
	US$(1)	EUR	EUR
	2004	2004	2003
Net cash flow from operating activities	53,072	43,562	34,840
Investments and advances:
- participating interests	(2,701)	(2,217)	(109)
- investments in shares and property	(6,758)	(5,547)	(3,176)
- investments in fixed-interest securities	(207,308)	(170,162)	(158,061)
- other investments	(149)	(122)	(11)
Disposals and redemptions:
- participating interests	1,082	888	141
- investments in shares and property	6,893	5,658	4,406
- investments in fixed-interest securities	159,975	131,310	125,200
- other investments	424	348	28
Net investment for risk of policyholders	(5,196)	(4,265)	(6,201)

Net cash flow from investment activities	(53,738)	(44,109)	(37,783)
Subordinated loans of Group companies	1,218	1,000	750
Bonds, loans taken up and deposits by reinsurers	(1,580)	(1,297)	(1,484)
Private placements of ordinary shares			32
Private placements of preference shares of group companies	(496)	(407)
Changes in shares ING Groep N.V.	255	209	451
Cash dividends	(574)	(471)	(450)

Net cash flow from financing activities	(1,177)	(966)	(701)
Net cash flow	(1,843)	(1,513)	(3,644)
Cash at beginning of year	8,940	7,338	7,829
Exchange rate differences	130	107	360

Cash at end of period (2.1)	7,227	5,932	4,545

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$ 1.2183 to EUR 1.00, the Noon Buying Rate in New York City on August 31, 2004 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

1.	NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

1.1. Accounting principles

The unaudited financial statements as of June 30, 2004 and June 30, 2003 have been prepared consistently with the accounting principles described in ING Group’s Annual Accounts as of December 31, 2003.

The accompanying unaudited notes to the financial statements, for the six months ended June 30, 2004 and June 30, 2003, do not include all the information required by generally accepted accounting principles in the Netherlands for year-end financial statements.

Amounts included in the financial statements for the six months ended June 30, 2004 are not necessarily indicative of the amounts that may be expected for the year ending December 31, 2004.

1.2 Income (EUR millions)

	Insurance		Banking		Eliminations
	operations		operations		and other (1)		Total
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,
	2004	2003	2004	2003	2004	2003	2004	2003
Premium income	21,894	20,852					21,894	20,852
Income from investments of the insurance operations for own risk	4,716	4,536			68	58	4,648	4,478
Interest result from banking operations			4,390	3,917	(40)	(15)	4,430	3,932
Commission	582	639	1,352	1,232			1,934	1,871
Other income	360	617	664	628		23	1,024	1,222

Total income	27,552	26,644	6,406	5,777	28	66	33,930	32,355

Distribution of income by business line (EUR millions)
Insurance Europe	8,313	8,702					8,313	8,702
Insurance Americas	14,014	13,730					14,014	13,730
Insurance Asia/Pacific	4,906	3,875					4,906	3,875
Wholesale Banking			3,104	2,978			3,104	2,978
Retail Banking			2,473	2,386			2,473	2,386
ING Direct			797	414			797	414
Other	319	337	32	(1)	28	66	323	270

Total income	27,552	26,644	6,406	5,777	28	66	33,930	32,355

1.3 Expenditure (EUR millions)

	Insurance		Banking		Eliminations
	operations		operations		and other (1)		Total
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,
	2004	2003	2004	2003	2004	2003	2004	2003
Underwriting expenditure	22,864	21,900					22,864	21,900
Other interest expenses	540	534			68	23	472	511
Operating expenses	2,318	2,377	4,161	3,952			6,479	6,329
Additions to the provision for loan losses/investment losses (2)	24	137	265	615			289	752

Total expenditure	25,746	24,948	4,426	4,567	68	23	30,104	29,492

(1)	Eliminations and other refer to intercompany eliminations, capital gains and losses on equity securities, the impact of the negative revaluation reserve on equity securities and realised gains on divestments that are made with the purpose of using the proceeds to finance acquisitions. (see page 7)

(2)	In order to increase transparency, investment losses of the insurance operations are specified separately in the line Addition to the provision for loan losses/investment losses. Prior year amounts have been reclassified accordingly.

     1.4 Distribution of profit
     before tax by business line
     (EUR millions)

	Insurance		Banking		Eliminations
	operations		operations		and other (1)		Total
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,
	2004	2003	2004	2003	2004	2003	2004	2003
Insurance Europe	774	798					774	798
Insurance Americas	548	634					554	634
Insurance Asia/Pacific	527	176					527	176
Wholesale Banking			1,170	752			1,170	752
Retail Banking			678	493			678	493
ING Direct			203	31			203	31
Other	(43)	88	(71)	(66)	(40)	43	(74)	(21)

Profit before tax	1,806	1,696	1,980	1,210	(40)	43	3,826	2,863

     1.5 Net profit (EUR millions)

	Insurance		Banking		Eliminations
	operations		operations		and other(1)		Total
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,
	2004	2003	2004	2003	2004	2003	2004	2003
Profit before tax	1,806	1,696	1,980	1,210	(40)	43	3,826	2,863
Taxation	450	383	562	295	7	5	1,005	673
Third party interests	51	48	91	112			142	160

Net profit	1,305	1,265	1,327	803	(47)	38	2,679	2,030

(1)	Eliminations and other refer to intercompany eliminations, capital gains and losses on equity securities, the impact of the negative revaluation reserve on equity securities and realised gains on divestments that are made with the purpose of using the proceeds to finance acquisitions. (see page 7)

2. NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

     2.1 Cash (EUR millions)

	June 30,	June 30,
	2004	2003
Cash comprises the following items:
Short-dated government paper	10,613	8,424
Banks, available on demand	(15,568)	(12,937)
Cash and bank balances and call money of the insurance operations	10,887	9,058

Cash at end of period	5,932	4,545

3. DIFFERENCES BETWEEN DUTCH AND U.S. ACCOUNTING PRINCIPLES.

3.1. Valuation and income recognition differences between Dutch and U.S. accounting principles

The consolidated financial statements of ING Group are presented in accordance with accounting principles generally applied in the Netherlands (“Dutch GAAP”). Dutch GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following is a summary of the significant differences.

a.	Purchase accounting and Goodwill and other intangible assets.

Under Dutch GAAP, goodwill arising from acquisitions is directly charged to shareholders’ equity immediately at the time of an acquisition.

U.S. GAAP requires that goodwill and intangible assets deemed to have an indefinite life be capitalized and be subject to annual impairment tests. Under SFAS 142, Goodwill and Other Intangible Assets, goodwill is allocated to ING Group’s reporting units and goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets are amortized over their useful lives. Under U.S. GAAP, goodwill arising on the purchase of a foreign entity is translated at closing rates with exchange differences taken to equity.

ING Group adopted SFAS 142 as of January 1, 2002 and recorded the cumulative effect of the accounting change for the transitional goodwill impairment charge of EUR 13,103 billion in the 2002 U.S. GAAP profit and loss account. Before implementation of SFAS 142 goodwill was amortized over its estimated economic life and was evaluated for impairment by comparing the entity-level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment.

Subsequent goodwill impairment tests are performed if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. ING Group performs the annual goodwill impairment test in the fourth quarter for all reporting units. An impairment charge of EUR 101 million was recognized in the 2003 annual goodwill impairment test for goodwill allocated to the reporting unit Latin America. There was no impact on ING Group’s net income or financial condition under Dutch GAAP since goodwill had not been capitalized but charged to equity immediately at the time of an acquisition.

This item includes other intangible assets, which under Dutch GAAP are recognized as goodwill.

b.	Real estate.

Under Dutch GAAP, investments in land and buildings are carried at the fair values, with any unrealized revaluations accounted for directly in shareholders equity. These assets are not depreciated. Impairment losses are first charged against the revaluation reserves existing for these assets. Any remaining impairment losses are charged to the profit and loss account. Results on disposal are charged to the profit and loss account.

Under U.S. GAAP, a distinction is made between Land and buildings in use by group companies and not in use by group companies (which are treated as investments). Land and buildings in use by group companies are carried at cost less accumulated depreciation, adjusted for any impairment in value. Land and buildings not in use by group companies are carried at the lower of cost and estimated net realizable value. Depreciation is calculated over the economic lives of the assets concerned. Results on disposal are charged to the profit and loss account.

c.	Valuation of loans and debt securities.

Investments in fixed-income securities are carried at redemption value under Dutch GAAP. Differences between redemption value and cost are amortized and charged to the profit and loss account over the remaining terms of the investments concerned. Zero-coupon bonds are carried at amortized cost. Additionally, debt securities are recorded net of a provision for credit losses.

Under U.S. GAAP, the method of accounting for these assets depends on the classification of the securities concerned:

(i)	Securities held as part of the trading portfolio are stated at fair value. Realized and unrealized movements in the fair value are taken to the profit and loss account.

(ii)	Securities held until maturity are stated at amortized cost, differences between redemption value and cost being amortized and charged to the profit and loss account over the remaining terms of the investments concerned.

(iii)	Securities which are available for sale are stated at fair value. Unrealized movements in the fair value are recognized in shareholders’ equity. Realized results on disposal are recognized in the profit and loss account.

Revaluation of debt securities classified as available-for-sale to fair value results in a reconciling item to shareholders’ equity. A portion of this reconciliation relates to assets held in support of policies where the policyholder shares in the profits of the Company. Unrealized gains on these assets are included in shareholders’ equity for U.S. GAAP purposes. When these gains are realized, a portion may be passed to policyholders, at the discretion of the Company. As at June 30, 2004 the portion of unrealized gains which may be passed to policyholders is estimated at EUR 1.2 billion.

Allowances for credit losses on debt securities are not permitted. Individual securities classified as either available-for-sale or held-to-maturity are subject to review to determine whether a decline in fair value below amortized cost is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis and the amount of the write down is included in the profit and loss account.

ING Group accounts for certain securities in accordance with EITF Issue 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Pursuant to EITF 99-20, changes in the estimated yield of certain collateralized mortgage obligations are to be recorded on a prospective basis. If the fair value of the collateralized mortgage obligations has declined below its carrying amount and there has been an adverse change in the estimated future cash flows from previous estimates, the decline is considered to be other than temporary and the security is written down to fair value.

ING Group holds securities in a number of different currencies that are available for sale. The unrealized translation results are recognized in the profit and loss account under Dutch GAAP. EITF 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities, requires that these foreign currency translation results are recognized in shareholders’ equity as part of the fair value adjustment.

d.	Realized results on sales of debt securities.

The result on disposal of investments in debt securities, i.e. the difference between the proceeds from sale and the book value, is treated as a yield difference under Dutch GAAP. The yield differences are taken to the profit and loss account over the estimated average remaining life of the investment portfolio.

Under U.S. GAAP, the result on disposal is immediately recognized as income.

e.	Valuation of equity securities.

For Dutch GAAP, unrealized losses on equity securities are recorded in the revaluation reserve, unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairments involves various assumptions and factors, including the period of time and the extent to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to maintain a long-term investment strategy. If, in a subsequent period, the recoverable amount increases and the increase can be objectively related to and event occurring after the impairment was recognized in income, the impairment charge should be reversed, with the reversal included in net profit for the period.

Under U.S. GAAP, additional impairments are recognized for other than temporary unrealized losses on top of the impairments already recognized under Dutch GAAP after giving additional consideration to the extent to which the market value has been below cost price and the period of time for which the unrealized losses have existed. Impairments are treated as a reduction of the cost.

f.	Accounting for derivative financial instruments held for risk management purposes.

Under Dutch GAAP, derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis in conformity with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged.

U.S. GAAP requires that derivatives be carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment.

SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability, measured at its fair value. The change in a derivative’s fair value is generally to be recognized in the current period’s profit and loss account. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value of the derivative instrument should be recognized currently in the profit and loss account or in equity, depending on whether such designation is considered a fair value hedge, a cash flow hedge, or a hedge of a net investment in foreign operations. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item for the risk being hedged, are reported in the profit and loss account. For cash flow hedges the effective portion of the gains or losses on the derivative instrument are reported in equity and subsequently reclassified into the profit and loss account when the hedged item affects the profit and loss account. The remaining gains and losses in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the profit and loss account during the period of change. For a hedge of a net investment in a foreign currency, the gain or loss is reported in equity to the extent it is effective.

For the purpose of reconciliation of Dutch GAAP shareholders’ equity and net profit to U.S. GAAP, the change in the fair values of the hedged items have been set off against the gains or losses on the derivative instrument for hedges that meet SFAS 133 hedge criteria.

g.	Deferred acquisition costs of insurance contracts.

The acquisition costs of life insurance business involving the receipt of regular premiums are capitalized and amortized to the profit and loss account in proportion to future premiums. Under U.S. GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums.

For universal-life type contracts, investment contracts and for participating individual life insurance contracts in the Netherlands, U.S. GAAP requires that deferred acquisition costs be amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change.

In addition, in accordance with SFAS 115, deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The SFAS 115 adjustment to deferred acquisition costs is an adjustment to equity that is not taken through net profit. As a result of this adjustment U.S. GAAP equity has been reduced by EUR 650 million up to June 30, 2004 (reduced by EUR 878 million up to 2003).

Under U.S. GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on the Deferred Acquisition Costs.

h.	Pension liabilities and pension costs.

The pension rights of the majority of the staff are insured with separate pension funds. In accordance with Dutch GAAP, as from January 1, 1998, retroactive as from January 1, 1997, the pension expenses are based on a specific method of actuarial valuation of plan assets and related projected liabilities for accrued service including future salary indexation. Plan assets are taken at fair value. The pension expenses under U.S. GAAP are based on the same method of valuation of liabilities and assets. Differences in the level of expense and liabilities (or assets) occur due to the different transition dates under U.S. GAAP.

Under U.S. GAAP an additional liability is recognized immediately in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets. This additional liability is charged to shareholders’ equity. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future compensation levels.

i.	Post-retirement benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under U.S. GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under U.S. GAAP.

j.	Provision for life policy liabilities.

In accordance with both Dutch GAAP and U.S. GAAP, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. The difference between the ING Group accounting principles and U.S. GAAP primarily concerns the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments. This item includes reserve strengthening provisions recorded under Dutch GAAP not permitted under U.S. GAAP.

Under both Dutch and U.S. GAAP, the liability for life policy benefits for traditional life insurance contracts is computed using a net level premium method with assumptions such as expected investment yields, mortality, morbidity, terminations and expenses consistent with the provisions of SFAS 60, Accounting and Reporting by Insurance Enterprises. These assumptions are based on expectations at the time the insurance contracts are made and include a provision for adverse deviation. Additionally, under both Dutch and U.S. GAAP, the adequacy of the provision for life policy benefits is evaluated each year and is augmented if necessary. The principal difference between Dutch and U.S. GAAP relates to applied investment yields for certain Group companies.

Under both Dutch and U.S. GAAP, the liability for life policy benefits for universal life and investment type contracts as described in SFAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments, is equal to the balance that accrues to the benefit of policyholders at the balance sheet date.

These contracts include policies where the policyholder bears the investment risk, annual life funds and unit-linked policies. Investments related to such contracts are segregated and the majority is valued at fair value with changes in fair value recorded through current period earnings for both Dutch and U.S. GAAP.

In the Netherlands, the principal individual life insurance contracts sold by the subsidiaries of ING Group provide for bonuses and distributions on account of interest or underwriting experience to policyholders based on the overall results of the operations. Such amounts are generally credited in the form of additional paid-up insurance.

Participating insurance contracts with such features are traditionally sold in the United States by mutual insurance companies. Under both Dutch and U.S. GAAP, the liability for these types of contracts is equal to the net level reserve consistent with the provisions of SFAS 120, Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts.

Under U.S. GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on deferred profit sharing to policyholders.

k.	Provision for future catastrophe and other insurance provisions.

ING Group carries other insurance provisions for potential exposure to future losses. Amongst these is a non-life provision for future catastrophe and other accidental losses.

Under U.S. GAAP, these provisions are not allowed since such losses are recorded in the period they are incurred. Amounts that were released from the catastrophe provision are recorded in the profit and loss account under Dutch GAAP. For the purpose of the reconciliation to U.S. GAAP, these releases are not recognized in income as the corresponding liability is not allowed under U.S. GAAP. Amounts that are charged against the catastrophe provision under Dutch GAAP are recorded in the profit and loss account under U.S. GAAP.

l.	Valuation and profit recognition of equity investments.

This item relates to equity participations and certain equity investments. Equity participations that are held for sale are carried at either the lower of cost or market value or at net asset value. Dividends received and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account.

Under U.S. GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercised by the shareholders, by the equity method.

The criteria on recognition of gains and losses on the sale of certain equity investments are more stringent under U.S. GAAP. As a result, profit on sale is not always recognized in the same accounting period.

3.2	Impact of new accounting standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities (VIEs)”. In December 2003, the FASB issued the revised version of FIN 46 (“FIN 46R”) to clarify some of the provisions and to exempt certain entities from its requirements. This interpretation changes the method of determining whether certain entities (VIEs) should be included in the consolidated financial statements. Many VIEs are commonly referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. FIN 46 requires a variable interest entity to be consolidated if ING Group is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both (i.e. when ING Group is the ‘primary beneficiary’). In addition, the primary beneficiary is required to make certain disclosure in relation to the VIE.

Application of FIN 46 for ING Group was required as of January 1, 2004. ING Group is a party to a number of VIEs, including Asset Backed Commercial Paper Conduits, Structured Investment Vehicles, Collateralized Debt Obligations (CDOs), structured finance transactions and investment funds. Based on FIN 46, ING Group is required to consolidate certain VIEs that were previously not consolidated:

-	Asset Backed Commercial Paper (ABCP)-conduits, balance sheet total EUR 5 billion.

-	Collateralized Debt Obligations (CDO)-transactions, balance sheet total of EUR 250 million.

There is no significant impact on shareholders’ equity and net result under U.S. GAAP.

In July 2003, the Accounting Standards Executive Committee (“AcSec”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”). SOP 03-01 established several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities. In addition, the SOP requires additional liabilities be established for certain guaranteed death benefits and for products with certain patterns of cost of insurance charges, and that sales inducements provided to contract holders be recognized on the balance sheet separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs.

ING Group adopted SOP 03-01 as of January 1, 2004 and determined that it is affected by the SOP’s requirements to account for certain separate account arrangements as general account arrangements, to establish additional liabilities for certain guaranteed benefits and for products with patterns of cost of insurance charges that result in losses in later policy durations from the insurance benefit function, and to defer, amortize, and recognize separately sales inducements to contract holders. Upon adoption, ING Group recognized a cumulative effect of a change in accounting principle of EUR 45 million (net of tax).

On a Dutch GAAP basis, the cumulative effect of a change in accounting principle resulted in a reduction to stockholders’ equity. On a U.S. GAAP basis, the cumulative effect of a change in accounting principle resulted in a reduction to net income.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which establishes an impairment model for determining when certain debt and equity securities are considered impaired and whether that impairment is other-than-temporary. An impairment loss should be recognized for the difference between the investment’s carrying value and its fair value when an impairment is other-than-temporary. Subsequent to an other-than-temporary impairment loss, a debt security should be accounted for in accordance with SOP 03-03, Accounting for Loans and Certain Debt Securities acquired in a transfer, which allows the accretion of the difference between the carrying value and expected value of a security if the amount and timing of the recognition of that difference in cash is probable and reasonably estimable.

EITF 03-01 will require ING Group, among other things, to make an assertion of their intent and ability to hold a security that has a fair value that is below cost for a period necessary to allow for recovery of fair value. Absent such an assertion, the security will be considered other-than-temporarily impaired. As a result of concerns expressed by various constituents, the FASB has agreed to provide additional implementation guidance as to the application of the “intent and ability to hold” requirement to certain debt securities and to defer the application of EITF 03-01 until the additional guidance is issued. ING Group continues to monitor the progress of this developing standard and is currently evaluating the potential impact. Total unrealized losses on debt securities as of June 30, 2004 is EUR 2,410 million as discussed under Investment portfolio impairments and unrealized losses on page 20.

3.3 Reconciliation of Dutch GAAP shareholders’ equity and net profit to U.S. GAAP:

Amounts in millions of euros

		Shareholders’ equity		Net profit
				Six months	Six months
		June	December	ended June	ended June
		30, 2004	31, 2003	30, 2004	30, 2003
Amounts determined in accordance with Dutch GAAP:		23,8971	21,331	2,679	2,030
Adjustments in respect of:
a.	Goodwill:
	Goodwill and other intangible assets	4,375	4,315	(11)	(12)
b.	Real estate:
	Valuation	(2,725)	(3,017)	(146)	(127)
	Realised gains and losses on sales			133	104
c.	Valuation of loans and debt securities	7,338	9,579	60	179
d.	Realised results on sales of debt securities:
	Realised gains and losses on sales			148	687
	Reversal of provision for yield differences	(1,155)	(936)	(88)	(119)
	Amortization of premiums and discounts			(118)	(206)
e.	Valuation of equity securities			146	257
f.	Accounting for derivative financial instruments held for risk management	(652)	(530)	(334)	(32)
g.	Deferred acquisition costs of insurance contracts	(260)	(418)	(21)	10
h.	Pension liabilities and pension costs	(960)	(962)	20	28
i.	Post-retirement benefits	50	52	(2)	(5)
j.	Provision for life policy liabilities	(276)	(650)	77	(38)
k.	Provision for future catastrophe and other insurance provisions	19	21	1	4
l.	Valuation and profit recognition of equity investments	44	115	32	29

Sub-total		5,798	7,569	(103)	759
Tax effect of the adjustments		509	1,207	(83)	300
Minority interest in adjustments (after tax)		296	314	26	9

Total adjustments		5,585	6,676	6	468

Amounts determined in accordance with U.S. GAAP (excluding effects of changes in accounting principles)		29,482	28,007	2,685	2,498
Cumulative effects of changes in accounting principles (after tax)				(45)

Amounts determined in accordance with U.S. GAAP		29,482	28,007	2,640	2,498

3.4 Net profit per share

	Six months	Six months
	ended June	ended June
(amounts in EUR millions, except for amounts per share)	30, 2004	30, 2003
Net profit determined in accordance with Dutch GAAP (including effect of event after balance sheet date) (2)	2,679	2,030
Reconciling adjustments to net profit U.S. GAAP	6	468

Net profit determined in accordance with U.S. GAAP (excluding effects of changes in accounting principles) (1)	2,685	2,498
Net profit determined in accordance with U.S. GAAP (including effects of changes in accounting principles) (1)	2,640	2,498
Dividend on preference shares	7	10
Net profit available for ordinary shares and ordinary shares equivalents:
Dutch GAAP	2,672	2,020
U.S. GAAP (excluding effects of changes in accounting principles) (1)	2,678	2,488
U.S. GAAP (including effects of changes in accounting principles) (1)	2,633	2,488
Net profit per ordinary share and ordinary share equivalent:
Dutch GAAP	1.28	1.03
U.S. GAAP (excluding effects of changes in accounting principles) (1)	1.28	1.26
U.S. GAAP (including effects of changes in accounting principles) (1)	1.26	1.26

(1)	The effect of changes in accounting principles is EUR (45) million as explained in Note 3.2.

(2)	Including the impact of the study of the mortality experience confirmed after finalization of the DUTCH GAAP 6 months 2004 interim financial statements, see page 2 “Recent Developments”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By:	/s/ C. Maas

C. Maas
Chief Financial Officer

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

Dated: November 4, 2004